Exhibit 16.1

August 8, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated August 8, 2024, of Gulf Coast Ultra Deep Royalty Trust and are in agreement with the statements contained in the first four paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP